Exhibit 16

June 25, 2012
Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:
We were previously principal accountants for Atlas Financial Holdings, Inc. and, under the date of April 15, 2011, we reported on the consolidated financial statements of Atlas Financial Holdings, Inc. as of and for the year ended December 31, 2010. On May 17, 2011, we were notified that Atlas Financial Holdings, Inc engaged Johnson Lambert & Co. LLP as its principal accountant for the year ending December 31, 2011, and that the auditor-client relationship with KPMG LLP would cease on June 20, 2011. We have read Atlas Financial Holdings, Inc.'s statements included under Item 14 of its Form 10/A dated June 25, 2012, and we agree with such statements, except that we are not in a position to agree or disagree with the statements regarding the appointment of or consultations with Johnson Lambert & Co. LLP.

Very truly yours,

/s/ KPMG LLP